Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for the periods indicated. For purposes of determining our historical ratios of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of (i) interest expense on all indebtedness, including the amortization of debt discount and debt issuance costs and (ii) the portion of rental expense that is representative of the interest factor.

	Years Ended December 31,
Ratio of Earnings to Fixed Charges	2017	2016	2015	2014	2013
	8.6x	8.2x	3.2x	3.9x	17.4x*

* Fiscal year ended December 31, 2013 has not been adjusted for continuing operations.
During the periods indicated above, we did not have any outstanding preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred dividends are not separately stated from the ratios of earnings to fixed charges for the periods indicated above.